Exhibit 99.1

IM Cannabis Regains Compliance with Nasdaq Minimum Bid Price Requirement

VANCOUVER and GLIL YAM, Israel, September 23, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, today announced that on September 23, 2026, it received written notice from Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company’s ordinary shares was $1.00 per share or greater for the 18 consecutive business days from August 27 to September 22, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the bid price deficiency matter now closed.

About IM Cannabis Corp.

IMCC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel and, through Adjupharm GmbH, Germany. Following completion of the pending transactions announced by the Company on August 17, 2026, the Company expects to retain its Israeli medical cannabis operations and the German operations will be sold.

The IMCC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC’s products throughout the value chain.

Company Contact:

Michal Efraty

Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer

IM Cannabis Corp.

info@imcannabis.com